

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

July 12, 2007

Mr. Guy Hebert
President and Chief Executive Officer
Strateco Resources Inc.
1225 Gay-Lussac
Boucherville, Quebec, Canada J4B 7K1

> **Re: Strateco Resources Inc.**
> **Form 10-KSB for the year ended December 31, 2006**
> **Amended July 5, 2007**
> **File No. 0-49942**

Dear Mr. Hebert:

        We have reviewed your Form 10-KSB, Amendment No. 1, for the Fiscal Year Ended December 31, 2006 and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the year ended December 31, 2006, Amendment No. 1

Controls and Procedures, page 41

1.   Your revised disclosure states that you did not identify changes in the internal control over financial reporting that have materially affected or are reasonably likely to materially affect your internal controls over financial reporting "subsequent to the date the Chief Executive Officer completed his evaluation." Regulation S-B, Item 308(c) requires that you disclose changes in your internal

controls that occurred during your last quarter, not subsequent to the evaluation. It is not clear from your disclosure that you are in compliance with Regulation S-B. Additionally, it appears that your controls with regard to the preparation of your U.S. GAAP reconciliation did, in fact, change during the quarter. Please address these issues prospectively in future filings. Please confirm your intent to do so.

Financial Statements, Note 15, page 69

2.   Your response to prior comment 1 in our letter dated April 12, 2007, presents doubts as to whether you have prepared and are taking responsibility for your financial statement footnotes, particularly Note 15. It also presents doubts as to whether your auditor is independent. As described in your response, it appears you may be telling us that Petrie Raymond retained the services of Windham Brannom to prepare your U.S. GAAP reconciliation. This may indicate both an impairment of Petrie Raymond's independence and a diminishment of the responsibility you are taking for your financial statements. Please clarify in a subsequent response the responsibility you are taking for the preparation of your financial statement footnotes, including Note 15, and clarify Petrie Raymond's role in the preparation of the footnote.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Sandy Eisen at (202) 551-3864 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3684 with any other questions.

Sincerely,

April Sifford
Branch Chief